NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	DWIGHT A. KINSEY DIRECT DIAL: +1 212 404 8727 PERSONAL FAX: +1 212 818 9606 E-MAIL: DAKinsey@duanemorris.com www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO AND SRI LANKA

January 4, 2021

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Tom Buchmiller
Office of Healthcare & Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re.	Evaxion Biotech A/S. Amendment No.2 to Draft Registration Statement on Form F-1 Confidentially Submitted on December 16, 2020 CIK No. 0001828253

Dear Ms. Sarmento:

On behalf of our client, Evaxion Biotech A/S (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 22, 2020 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to Confidential Draft Registration Statement on Form F-1 submitted to the Commission on December 16, 2020 (the “Amendment No. 2 to Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 2 to Draft Registration Statement and is confidentially submitting a revised Amendment No. 3 to Draft Registration Statement (the “Amendment No. 3 to DRS”) together with this response letter. The Amendment No. 3 to DRS also contains certain additional updates and revisions.

January 4, 2021

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3 to DRS. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3 to DRS.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business

Key Findings to Date from Our EVX-01 Phase 1/2a Clinical Trial, page 133

1. We note your revisions in response to prior comment 1. Please remove the references to "encouraging" results and a "favorable" safety profile in this section. Please also revise the references to a "favorable safety profile" in the Key Advantages of Our PIONEER Platform sections in the Summary and the Business sections to better describe your belief that PIONEER has the potential to identify potentially harmful neoepitopes.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary and the Business sections on pages 3, 130 and 135 to remove the references to "encouraging" results and "favorable" safety profile.

In-Licensing, page 177

2. We refer to prior comment 11 from our letter dated November 18, 2020. Now that you have entered into the SSI agreement, please disclose the upfront licensing fee paid, the aggregate future milestone payments, the royalty rate on net sales and the royalty term.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been added on page 179 to indicate that the Company is obligated to pay an upfront fee of €50,000 and to share a percentage of any out-licensing revenue (milestones and royalties) earned by the Company or its affiliates. In addition, disclosure has been added to indicate that the size of the income share due to SSI is determined by, and reflects the extent to which, the Company has invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER derived immunotherapies administered together, or in combination, with licensed adjuvant prior to entering into a sub-license agreement. This disclosure includes information that the size of the percentages involved range from the lower double digits to mid double digits depending on if and when in the stage of a product candidate's development the Company enters into any such out-licensing arrangement.

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January 4, 2021

We thank the Staff in advance for its consideration of the Amendment No. 3 to DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact the undersigned by telephone at 917-620-3675, by fax at (212) 818-9606 or by email at dakinsey@duanemorris.com or you can also contact Rina R. Patel of our office by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rrpatel@duanemorris.com with any questions or comments regarding this response letter or Amendment No. 3 to DRS.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey

DAK/jr